March 2007	Pricing Sheet dated March 30, 2007 relating to
Preliminary Terms No. 240 dated March 16, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Interest Rates

Senior Floating Rate Notes due 2009
Global Medium Term Notes, Series F
3 Month T-Bill Floating Rate Notes

P R I C I N G T E R M S – M A R C H 3 0 , 2 0 0 7
Issuer:	Morgan Stanley
Aggregate Principal Amount:	$1,000,000
Issue Price:	$1,000
Pricing Date:	March 30, 2007
Original Issue Date:	March 30, 2007
Interest Accrual Date:	March 30, 2007
Maturity Date:	March 30, 2009
Base Rate:	Treasury Rate
Index Maturity:	3 months
Spread:	Plus 0.20% per annum
Minimum Interest Rate:	0.00%
Maximum Interest Rate:	6.00%
Interest Payment Dates:	Each March 30, June 30, September 30 and December 30, beginning June 30, 2007.
Denominations:	$1,000 / $1,000
CUSIP:	61745EUM1
Agent:	Morgan Stanley & Co. Incorporated
Agent’s Commissions/Issue Price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per Note	100%	0.25%	99.75%
	Total	$1,000,000	$2,500	$997,500

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 240 dated March 16, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006